CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

March 11, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Wilson K. Lee, Senior Staff Accountant Peter McPhun, Staff Accountant

Re:	Prime Global Capital Group Incorporated Form 10-K for the Fiscal Year ended October 31, 2019 (the “2019 Form 10-K) Filed February 3, 2020 File No. 000-54288

Ladies and Gentlemen:

On behalf of Prime Global Capital Group Incorporated (the “Company” or “PGCG”), we are hereby responding to the comment letter dated March 5, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended October 31, 2019

Report Of Independent Registered Public Accounting Firm, page F-1

1.	We could not locate an audit opinion that covers the financial statements as of October 31, 2018 and the year ended October 31, 2018. Please revise to include an audit opinion that covers all periods required pursuant to Rule 8-02 of Regulation S-X.

Response: We will amend the 2019 Form 10-K to include the audit opinion attached hereto as Exhibit A.

2.	We note that the format and components of the audit opinion provided does not appear to conform to all the requirements outlined within paragraphs 5 to 10 of PCAOB Auditing Standard 3101. Please request a revised audit opinion from your independent registered public accounting firm and revise your filing to include such conforming audit opinion.

Response: We will amend the 2019 Form 10-K to include the audit opinion attached as Exhibit A.

In providing the foregoing answers, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

cc:         Prime Global Capital Group Incorporated

EXHIBIT A

ShineWing Australia Accountants and Advisors Level 10, 530 Collins Street Melbourne VIC 3000 T +61 3 8635 1800 F +31 3 8102 3400 shinewing.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Prime Global Capital Group Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prime Global Capital Group Incorporated and its subsidiaries (the "Company") as of October 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended October 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company reported a net loss of $268,058, a net current asset deficiency with its current liabilities exceeding its current assets by $1,467,703, an accumulated deficit of $4,545,195 as of October 31, 2019 from recurring net losses, and significant short term debt maturing in less than one year. All these factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ShineWing Australia

ShineWing Australia
Chartered Accountants

We have served as the Company's auditor since 2017.

Melbourne, Australia
January 31, 2020